FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of ..... December........................................... , 2010
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
    [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F           X          Form 40-F
    [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
    Yes                      No           X
    [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date.... December 24, 2010....	By....../s/...... Masashiro Kobayashi .........................
(Signature)*

Masashiro Kobayashi General Manager Global Finance Management Center Canon Inc.

*Print the name and title of the signing officer under his signature.
The following materials are included.
1. Notice Regarding Projected Dividend for the Fiscal Year Ending December 31, 2010
    (the 110th Business Term)

December 24, 2010
Canon Inc.
Chairman & CEO: Fujio Mitarai
Securities code: 7751
[Tokyo (First Section) and other Stock
Exchanges]
Inquiries:
Masahiro Haga
Executive Officer, Group Executive,
Finance & Accounting Headquarters
+81-3-3758-2111
Notice Regarding Projected Dividend for the Fiscal Year Ending December 31, 2010
(the 110th Business Term)
At a Board of Directors meeting held on December 24, 2010, Canon Inc. (the “Company”) passed a resolution regarding the projected year-end dividend per share for the fiscal year ending December 31, 2010 (the 110th Business Term) as follows.
1.	Basic Policy Regarding Profit Distribution and Dividend for the Period
Canon is being more proactive in returning profits to shareholders, mainly in the form of a dividend, taking into consideration planned future investments, free cash flow, and the Company’s consolidated business performance.
In 2010, a year the Company views as the first in a new era of growth, the Company expects to achieve its plan of significant profit expansion, despite the yen’s appreciation. Additionally, thanks to comprehensive cash flow management, the Company realized a further improvement in management efficiency and generated adequate cash on hand. Reflecting this situation, to provide a stable return and actively return profits to shareholders, the Company plans to distribute a year-end dividend of 65.00 yen per share, which is 10.00 yen more than its year-end dividend amount for fiscal year 2009.
The Company’s projection for consolidated results for the fiscal year ending December 31, 2010, is provided below and remains unchanged since being announced on October 27, 2010.

2.	Details of the Revision

Dividend per share
Record date	Mid-term	Year-end	Full Year
Previous projection		Not yet determined	Not yet determined
Current projection		65.00 yen	120.00 yen
Actual	55.00 yen
Previous year’s dividend payout (Fiscal year ending December 31, 2009)	55.00 yen	55.00 yen	110.00 yen

For reference, projected consolidated results for year ending December 31, 2010 (announced October 27, 2010)
(Millions of yen, except per share amounts)

	Fiscal year ending	Percent change
	December 31, 2010	(year-over-year)
Net sales	3,710,000	+15.6%
Operating profit	390,000	+79.7%
Income before income taxes	390,000	+77.8%
Net income attributable to Canon Inc.	245,000	+86.1%
Net income attributable to Canon Inc. stockholders per share	198.43

This notice contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this notice. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.